Filed by Tyhee Gold Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Santa Fe Gold Corporation
Commission File Number: 001-12974

March 7, 2014	For immediate release
Release: 15 Series Release 5	TSX Venture: TDC

SANTA FE GOLD ADVISES TYHEE OF PURPORTED SHAREHOLDER CLASS ACTION COMPLAINT

VANCOUVER, British Columbia (March 7, 2014) - As previously disclosed in its news release dated January 23, 2014, Tyhee Gold Corp. (TSX Venture: TDC) (the "Company" or "Tyhee") is party to an agreement and plan of merger dated January 23, 2014 with Santa Fe Gold Corporation (OTCQB: SFEG) ("Santa Fe"). Santa Fe has advised Tyhee that Santa Fe has received notice that Tony Cavanaugh, an alleged stockholder of Santa Fe, has filed in the Second Judicial District Court of the State of New Mexico, County of Bernalillo, a purported class action complaint on behalf of himself and all others similarly situated, against Santa Fe, the five current members of its Board of Directors, Tyhee and Tyhee's wholly-owned subsidiary, Tyhee Merger Sub, Inc. ("Tyhee Merger Sub"). As of the date hereof, neither Tyhee nor Tyhee Merger Sub has been formally served with the complaint.

The plaintiff contends that the members of Santa Fe's Board of Directors breached their fiduciary duties arising out of their efforts to effectuate the merger of Santa Fe and Tyhee pursuant to an unfair process, for an unfair price and lacking material disclosures. Further, the plaintiff contends that that Tyhee aided and abetted such conduct. The plaintiff's complaint seeks, among other things, damages, injunctive relief, recession of the proposed Tyhee transaction to the extent already implemented, and reasonable attorneys' and experts' fees.

Santa Fe has advised Tyhee that it and its Board of Directors believe these claims lack merit, and intend vigorously to defend against them. Tyhee and its Board of Directors also believe that these claims lack merit, and if served with the complaint, will vigorously defend against them.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Tyhee and Santa Fe intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Tyhee with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the Thyee Shares and Tyhee Warrants to be issued in exchange for Santa Fe common shares. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Santa Fe plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Santa Fe, Tyhee, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Santa Fe and Tyhee through the web site maintained by the SEC at www.sec.gov.

Santa Fe and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Santa Fe's annual report on Form 10-K, which was filed with the SEC on September 30, 2013. This document is available free of charge at the SEC's web site at www.sec.gov.

Tyhee and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Santa Fe in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

For further information please contact:

Brian Briggs President - Tyhee Gold O: 604 681-2877 info@tyhee.com	Greg Taylor Investor Relations - Tyhee Gold O: 905 337-7673 C: 416 605-5120 gtaylor@tyhee.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements in this news release that address events or developments that the Company expects to occur, other than statements of historical facts, is "forward-looking information." Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Forward looking statements made in this news release include all statements related to the Company's intention to defend against the claims brought against the Company and Tyhee Merger Sub by Tony Cavanaugh, an alleged stockholder of Santa Fe, on behalf of himself and all others similarly situated. Factors that could cause future events to differ from those anticipated in forward looking statements include: availability of funds to mount a legal defense; and the uncertainty of the outcomes of litigation and risks associated with the inherent uncertainty of future litigation results.

Although Tyhee has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information in this news release is made as of the date of this news release, and Tyhee disclaims any intention or obligation to update or revise such information, except as required by applicable law. This news release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.